October 31, 2012

Via Edgar

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:           NIKE, Inc.
Form 10-K for Fiscal Year ended May 31, 2012
Form 10-Q for Fiscal Quarter ended August 31, 2012
File No. 1-10635

Dear Mr. Decker:

We are in receipt of the Staff’s letter dated October 24, 2012 relating to our Form 10-K for Fiscal Year ended May 31, 2012 and our Form 10-Q for Fiscal Quarter ended August 31, 2012 (the “Comment Letter”).  We will respond to the Comment Letter by no later than November 21, 2012.

Very truly yours,

/s/ Donald W. Blair

Donald W. Blair

Vice President and Chief Financial Officer